

Detica

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Our ref: 08-FIV100C226

SUPPL

14 July 2008

File no: 82-35012

08003940

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

14.07.08   88(2) Form -Return of Allotment of Shares

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Company Secretarial Assistant

Enc



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or
in bold black capitals.

CHWP000

Company Number   3328242

Company name in full   DETICA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 2	0 7	2 0 0 8	0 8	0 7	2 0 0 8

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	201,524		
Nominal value of each share	£0.02		
Amount (if any) paid or due on each share (including any share premium)	£0.02 .		

List the names and addresses of the allottees and the
number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in
cash please state:

% that each share is to be
treated as paid up

% (if any) that each share
is to be paid up in cash



Consideration for which
the shares were allotted
(This information must be supported by
the original or a certified copy of the
contract or by Form 88(3) if the contract
is not in writing)



Companies House receipt date barcode

This form has been provided free of charge
by Companies House.

09/2005

When you have completed and signed the form please send it to the
Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*		Shares and share class allotted	
Name(s) John Cheese **Address** 17A Pit Farm Road, Guildford UK Postcode GU1 2JL		**Class of shares allotted** ORDINARY 2p SHARES	**Number allotted** 1090.
Name(s) **Address** UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		**Class of shares allotted**	**Number allotted**
Name(s) **Address** UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		**Class of shares allotted**	**Number allotted**
Name(s) **Address** UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		**Class of shares allotted**	**Number allotted**
Name(s) **Address** UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐		**Class of shares allotted**	**Number allotted**

Please enter the number of continuation sheets (if any) attached to this form **1**

Signed N.S.Heywood

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

Date 11th July 2008

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

NICKY HEYWOOD
AS REGISTERED OFFICE

Tel

DX number N/A   DX exchange N/A

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) MARTIN SUTHERLAND	Class of shares allotted	Number allotted
Address UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐	ORDINARY 2P SHARES.	103,590
Name(s) WILLIAM WILSON	Class of shares allotted	Number allotted
Address FLAT 2, 40 BRONSON ROAD, LONDON UK Postcode SW20 8DY	ORDINARY 2P SHARES.	10,285
Name(s) JAMES NICHOLSON	Class of shares allotted	Number allotted
Address 77A COMERAGH ROAD, LONDON UK Postcode W14 9HS	ORDINARY 2P. SHARES.	2785
Name(s) NEIL MEDLEY	Class of shares allotted	Number allotted
Address LOXLEE, FOUNTAIN ROAD, SELBOURNE, HANTS UK Postcode GU34 3LL	ORDINARY 2P SHARES.	23,220
Name(s) ED MARSDEN	Class of shares allotted	Number allotted
Address 29 FRANCES ROAD, WINDSOR, BERKSHIRE. UK Postcode SL4 3AG	ORDINARY 2P SHARES	60,554.

Please enter the number of continuation sheets (if any) attached to this form | 4 |

Signed N.M.Heywood.   Date 11th July 2000.

** A director / secretary / administrator / administrative receiver / receiver /
official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

NICKY HEYWOOD
AS REGISTERED OFFICE

Tel

DX number N/A.   DX exchange N/A

END